Exhibit 99.3

Investor Presentation Transcript	Transcribed By: FINSIGHT 530 7th Avenue, 27th FL New York, NY 10018

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Slide 5

Thanks so much. This is Adam Gerchen, the CEO of L&F Acquisition Corp. We're appreciative of the time and excited to be here to chat about what we think is an incredibly exciting platform in ZeroFox.

For some context, we launched L&F to focus on the convergence of technology, software and services across governance, risk, compliance and legal functions. When we IPO’d, we articulated three thematic trends behind our focus: the shift from analog to digital, the proliferation of data, an increasing number of mediums or services where that data resides, and an increasingly burdensome regulatory environment and compliance regimes across industries and geographies. I don't think you could have an asset more on point than ZeroFox, both from a sector perspective and with those themes and macro tailwinds behind it. Especially given ZeroFox’s combination with IDX, which creates the undisputed leader in external cybersecurity across the entire breach lifecycle.

And in turn, we believe L&F is a unique partner to execute here. From an experience perspective, both as operators and as investors, and with the dedicated resources of a best-in-class asset manager with proven SPAC and PIPE capabilities. And a crucial point is having those resources and capabilities. First to source into in-depth diligence and underwriting from an operational, a fundamental, a market comparable perspective. Second, the scale and infrastructure to go from LOI to executed agreement through the SEC proxy process and all into a successful shareholder vote. And third, ex-post to add value to Foster and his team, to aid in and continue their success and overall to drive this market cap significantly higher. This is the fourth successful de-SPAC transaction that our strategic partner, Victory Park Capital, has led, and we couldn't be more excited about this business combination and supporting ZeroFox’s tremendous growth runway.

So with that, let's jump into the transaction overview slide and chat through some specifics on the transaction, and then we'll hand it over to ZeroFox management to go in-depth on the business.

Slide 6

Slide 6 lays out a variety of detail, but the highlights are a $1.3B transaction, which is 6.7x forward revenue. But just note, the January fiscal year end versus calendar year.

As alluded to earlier, the transaction facilitates ZeroFox’s acquisition of IDX, as well as repaying debt and providing significant growth capital for the combined businesses. And on the valuation front, I would just point out that 6.7x is a meaningful discount to peers. And so the question begs why are we achieving that discount to other category champions in cyber and other high growth security peers? How are we able to transact at that value?

I think the answer is simple. We, L&F the sponsor, Foster and team as executives, and the legacy investors of ZeroFox and IDX, are solely focused on the long term. 100% of equity is rolling and Foster as founder and CEO keeps a significant stake. L&F and our affiliates, and ZeroFox and IDX insiders, are committing to $50M of an upsized $170M pipe. And we, as sponsors, are subjecting portions of our founder shares to a price-based earn out. This isn't a monetization, it's about a transformational M&A deal with IDX, growth capital and taking this platform to the next level in public markets.

So with all that, I'm pleased to hand it over to Foster and the broader management team. We just couldn't be more thrilled to call them partners. Foster.

Slide 7

Thank you, Adam. I look forward to walking everybody through the opportunity we have before us today. Before I do that, I'd like to introduce you to our CFO, Tim Bender. Tim and I have been working together for years as partners in this business, protecting enterprise organizations. Tim.

Thanks, Foster.

Hi I’m Tim Bender, CFO at ZeroFox. I joined the company in 2016 and including my time at ZeroFox, I have spent the past 20 years working for technology companies. Specifically those with a fast-paced operating model, and included both publicly-traded and privately-held companies. Thank you.

Thanks, Tim.

Hi everybody I’m Foster, CEO and founder of ZeroFox. I started my career off at Fort Meade over 20 years ago where I was on a mission to protect the internet. Needless to say, I fell in love with security and left after Y2K to join the dot com wave. I feel very fortunate to have picked, and then later ran, real cybersecurity winners, in 2000 to 2012, where I helped thousands of customers solve their security challenges across 5 companies that ended up being acquired by organizations like McAfee, Verisign and KKR. I also wrote and sold nearly a dozen cybersecurity books that ended up selling hundreds of thousands of copies. Secretly, I still think my grandmother bought and stored these in her garage. I'm still looking for that secret garage of hers so that I can reach bestseller status.

But over a 15-year period, I witnessed the evolution of adversaries and how they attacked enterprise organizations. In 2013, I saw a new opportunity based on this experience, founded ZeroFox to help organizations address their growing external cybersecurity gap. And today we are the largest and fastest growing private company in our category. Helping customers and hindering adversaries continues to be my North Star. When you get to know me, you'll quickly find out that I'm very passionate, energetic and fiercely competitive. I love my family, this company, our customers and the challenge it affords me each and every day.

Slide 9

Let’s talk more about the business. I'm here today to talk to you about ZeroFox. ZeroFox is the leader in external cybersecurity. So what does this mean? It means that we focus on protecting everything outside the traditional firewall. Companies are investing at increasing rates in digital platforms to reach customers and employees. They are allowing people to work differently, and the world has transitioned to a digital-everything world.

This investment boom has created security challenges. Together, ZeroFox and IDX will own the entire external cybersecurity lifecycle of identifying, responding to and protecting customers from breaches and attacks outside the firewall. We are an at-scale company today, growing at north of 30% and will be at nearly $200M in annual recurring revenue next year.

And as a SAAS business, we don't have to stretch or pretend on why we got here, because of our great visibility and precision on the trajectory of the business. Tim will cover more of this as we get into the financials later in this discussion.

Slide 10

So why now and why IDX? IDX customers rarely have external threat protection, and they are getting breached and selecting IDX because they are the biggest and most reputable breach response firm in the world. We know we can help all of those organizations go from breach response to optimized and protected together faster.

The combination of IDX and ZeroFox allows us to own that entire external cybersecurity lifecycle and market opportunity for external continuous protection and response. It's certainly a compelling value proposition for our shareholders and customers, and these captive customers are ready for more.

We believe this is a highly strategic acquisition for us. IDX’s Portland, Oregon headquarters will continue to serve as our West Coast Operations Center, and there are roughly 150 employees and contractors who will come over and join forces with our rapidly growing organization.

IDX has been a customer and partner for several years. Furthermore, I've known their CEO, Tom Kelly, for several years as well. We have built real trust with each other, share aligned values and building organizations, and the organizations have already integrated our technology platforms and stacks. The integration is complete.

Our investors are rolling their equity, incrementally contributing to the PIPE and are backing us to consolidate this market. We see the opportunity in front of us. It's clear.

Slide 11

Insider threats are still real. However, companies are getting breached by external attackers at the highest rate the industry has ever experienced. ZeroFox identifies those threats, the threat actors that perpetuate them, and can provide end-to-end protection with IDX for our customers overnight.

We can help them pre-breach when we are protecting their digital assets and providing predictive analytics.

Our threat, intelligence and response capabilities can help during a breach where we provide context, response and notification capabilities that the breach has occurred, and then we can provide post breach care for customers that experience an incident. Our customers are ready for this new level of service and expanded platform.

Slide 12

But the most consistent theme I've witnessed in my career is that security customers gravitate towards category champions and the markets end up rewarding those champions as they distant themselves in size and scale from their peers. As the external cybersecurity leader we will be the first company in our space to hit the public market.

Slide 13

I saw this opportunity years ago when I founded this company, and over the last 18 months, we have begun to hit maximum velocity. We are experiencing a technology and digital transformation, like we've never seen. Everything is changing and an enterprise’s brand and digital strategy will either make or break them over the next two decades. As the external provider to nearly 2,000 companies today, we are trusted to solve their problems today, as well as plan and solve those problems of tomorrow.

For example, we believe we were one of the first security organizations in the world to integrate with Zoom, LinkedIn, Slack and Facebook. These digital platforms went from nice to have to must haves in the business world overnight and have changed how people work and organizations interact with their employees and customers. These are now business platforms.

Additionally, entire industries are being reinvented and they are embracing their digital only opportunities where mobile applications, social selling and e-commerce for everything are the new crown jewels. There are over 25,000 financial institutions in the world, and just a couple of handfuls of those are publicly traded in digital only.

We protect those modern organizations like the Chimes, Ripples and Circles of the world and all of the rest that are trying to go through their digital transformation. And nearly all of these enterprise crown jewels are built and invested outside of your firewall. But make no mistake, these crown jewels are being attacked every single day.

Slide 14

And just as organizations have adopted these platforms, external breaches and exposed records have also grown. Just five years ago, there were only about 1B records being breached and exposed online every year.

Well, that's up almost 40x in the last five years, where just under 40B records were breached and exposed online last year, and we're already on pace to shatter those records again this year. The challenge here is these platforms sit beyond the traditional perimeter and beyond those traditional interim security devices, applications and services that organizations are using. The risk has never been greater, and the attackers are running wild without any fear of retaliation. ZeroFox is changing that paradigm, and we are helping our customers fight back.

Slide 15

The ZeroFox platform was powered by artificial intelligence and has proven its ability to scale, given the vast amount of data that needs to be collected and analyzed in nearly every language around the world. The old method of using signatures and low-cost analyst centers is no longer feasible. In the world of A.I., scale and access to data is a competitive advantage, one that we have embraced and leveraged within the organization.

We have over 20 patents issued today across four varying types of A.I. We're investing in computer vision, deep learning, NLP and machine learning. And as an example, computer vision is one of the most sophisticated types of AI on the market today. It allows us to do things like deconstructing images and video, where we can extract text and numbers from those images, objects or logos. Without A.I., none of this is possible.

Slide 16

Together, the market opportunity in front of us is large and growing. We see several security markets converging because customers need a more holistic solution to address their external cyber risk. We know that customers want to understand their vulnerabilities and risk outside the firewall, as well as understand when they may have been breached or if information has leaked beyond the traditional perimeter.

That's a $30B combined market right now. Our threat intelligence capabilities will help customers understand the full context of a breach or attack or even the motivation of the group behind it. And our protection and response capabilities will ensure that we are ready to jump in and help 24/7. ZeroFox solves all of those elements today. And as a matter of fact, Gartner, the leading industry advisory firm for cybersecurity, has forecast that this market will grow by 1,000% by 2025. We are a leader in this market.

Slide 17

Our platform's capabilities allow us to offer continuous protection and continuous response to our customers. We're the only firm in the world focusing on this value proposition today. We help customers protect their assets, predict what's next and detect active attacks, respond to those attacks and incidents, and then disrupt the persistent hackers of the world.

This is absolutely required to fulfill the needs of the modern organization today. For example, we can offer dark web protection for those organizations that have experienced a data leak on the dark web, threat hunting and intelligence capabilities to answer questions around cybercriminal gangs and outfits and provide predictive analytics for vulnerabilities we've identified on the public attack surface.

ZeroFox’s battle tested platform is being used by thousands of organizations around the world today.

Slide 18

The strength of our platform has enabled us to become the external cybersecurity platform of record for the enterprise. Hundreds of other applications and technologies are now integrating into ZeroFox through our app library.

Our customers and other security vendors rely on our data, our analysis and our unique ability to take action. For example, ITSM vendors use us and our APIs for integrated response capabilities. Network and endpoint security products can become stickier with our external threat intelligence, and identity providers can get access to breach and attack data to add context to their offering. Achieving this lifeblood status within an organization is recognized through retention game. We will have approximately 99% gross revenue retention this year and near-perfect retention for customers that have integrated with at least one product within the ZeroFox App Library.

Slide 19

All of this has led to our approach, our artificial intelligence and platform being vetted and implemented by some of the most respected organizations in the world. We're helping them protect their assets, brands and reputations. And as a matter of fact, today we protect 7 of the Fortune 10.

But we've only penetrated slightly higher than 5% of the global 2,000. We've proven that we know how to operate, land and expand in enterprise organizations, and we have plenty of room to grow and crush it in the coming years.

Slide 20

In addition to the customers that you just saw on the enterprise markets, we have spent a lot of time and attention, we also have one of the largest external cyber security protection contracts awarded in history at over half a billion dollars to date.

We won the initial award in 2015 for $133M with OPM. And we closed a meaningful upsell there 3 years later worth north of $400M. This recurring revenue contract provides predictability and stability, along with meaningful cash flow to the company.

Additionally, winning and serving this customer required exceptional rigor to comply with MSSP security certifications and has provided us with instant validation that is going to be used across the markets we serve. But what excites me as much as this validation in the financials are the synergies between the two of us to fully support a life cycle of external protection for our customers in the enterprise, public and private sectors.

Slide 21

And like we did for the company on the right, IDX was hired to help address a security external breach for a customer that had a material weakness in the tech stack.

ZeroFox later came in and cross sold that customer to a long term platform subscription, representing a 50X increase in a land and expand deal. We've also proven our ability to upsell customers. For example, we have grown an account at one of the largest banks in North America over the last 7 years by almost 10-fold. These motions already drive our go to market efforts, and will continue to create additional future organizational efficiencies and synergies as we scale. Now that you understand the market backdrop, the role we play in the sector and industry, and the opportunities in front of us, the qualitative aspects of ZeroFox, I'm going to turn this over to my partner, Tim, to provide an overview of the quantitative elements and financials. Tim, the floor is yours.

Slide 23

Thanks Foster. As we cover our financial information, I want to elaborate on a few points previously covered in the materials. We are an enterprise SaaS business. We generate our revenue from prepaid annual subscription agreements, and we generally recognize revenue from those agreements ratably over their contract term, providing us with a highly visible and predictable revenue model. Also, we have a January year end, and as such, we are currently in fiscal ‘22. We have over 95% of fiscal ‘22s $150M in revenue either earned to date, committed, and or on the balance sheet. Additionally, we have approximately 55% of next year's revenue already committed, giving us visibility into next year's revenue target and the confidence to forecast a 30% growth rate. At a 30% annual growth rate, our revenue will double in 3 years and nearly triple in 4 years. As we go deeper into our revenue growth rate, we are projecting a 50% growth rate from our non-OPM business. This growth forecast is supported by ZeroFox’s 4-year ARR compound growth rate of 80%. Before we leave the financial overview, I want to recap the key financial terms of the OPM contract. OPM’s annual contract value is fixed at $83M through June of 2024 and bills and collects monthly. One stat that is meaningful to me is the growth in $100,000 customers. 2 years ago, we had 40 customers paying us $100,000 annually. Today, that number has grown to over 130 customers, further demonstrating that enterprise quality customers are validating this market and adopting our solutions.

Slide 24

Our ability to expand our blended gross margin will be a key metric for us. Our projected increase in gross margin will be driven primarily by the mix shift in revenue. Currently, OPM represents 55% of our combined revenue, but it is expected to be less than 20% of our revenue in the next 4 years. As the concentration from the OPM contract decreases, and our core competencies and protection services continue to grow, we will see significant expansion in our blended margin over time. These financial highlights reflect our base operating plan and represent only the beginning of the story. I'll turn it back to Foster now to provide further context on our strategy.

Slide 25

Thanks, Tim. There's more to the story than is reflected in our financials alone. The security industry is too fragmented and customers want consolidation, especially when an incident or breach has occurred and they're in a crunch situation. I see the opportunity to build another great category champion and use the public markets and M&A to further accelerate our growth. And before I get in the numbers, I want to spend just a quick minute on my M&A philosophy. First, we will not be a suite company offering loosely connected separate products. We are going to continue to look for opportunities to accelerate growth through strategic acquisitions that allow us to add capabilities, revenue and customers onto our unified operating platform, the ZeroFox platform. And this focus will create and accelerate growth. Second, those organizations that are right for ZeroFox will also have world class talent. Talent that we can take advantage of not only now, but for years to come. The talent at ZeroFox and IDX has separated us from our competitors today. We believe in this human capital talent advantage. This transaction will enable us to put nearly a quarter of $1B on our balance sheet, and we will use that to fuel incremental growth over the next few years. Out of the gate we’ll be one of the fastest growing cybersecurity companies that’s publicly traded under $10B in valuation, and we believe we have a clear line of sight to achieve meaningful growth in the coming years. We have proven our ability to find and execute on strategic tuck-in, and we'll do it again with IDX and others. And to reiterate, our inorganic M&A growth strategy is not reflected in the financials that Tim just walked through.

Slide 26

Let me summarize what we’ve covered for today. I'm excited because we are working on a large addressable market that is growing every single year. We already have world class enterprise customers that believe in our technology, innovation and platform, and with our combined organization, we will be positioned as the only company capable of addressing the entire external cybersecurity market. We have proven our ability to execute in an efficient customer acquisition model to land and expand, and we are at scale today holding north of $150M this year. Tom, the IDX board, and investors are aligned to our strategy. Furthermore, ZeroFox investors are rolling 100% of their equity in this transaction and are coming into the PIPE and investing even more. I am continuing to bet on this team and 100% of my equity is also rolling into this company. This is a milestone, not an exit. We are not at the finish line. We're just getting started. Thank you for your time today.